UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE
Mail Stop 7010
      July 12, 2005

Mr. G. Brian Lloyd
Blue Dolphin Energy Company
801 Travis, Suite 2100
Houston, Texas 77002


      Re:	Blue Dolphin Energy Company
		Registration Statement on Form S-3
      Filed May 13, 2005 and amended July 6, 2005
		File No. 333-124908
		Form 10-KSB
		Filed March 25, 2005 and amended July 6, 2005
		File No. 0-15905

Dear Mr. Lloyd:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.







Form 10-KSB/A-1 for the Fiscal Year Ended December 31, 2004

Description of Business, page 1

Oil and Gas Exploration and Production Activities, page 4

1. We have read your response to prior comment one and note that you have recognized a gain of $140,000 related to the sale of your unevaluated leasehold interest in the Galveston Area Blocks 287 and
297. Please explain how this accounting treatment complies with Rule
4-10(c)(6)(i) of Regulation S-X which states that "Sales of oil and gas properties, whether or not being amortized currently, shall be accounted for as adjustments of capitalized costs, with no gain or loss recognized, unless such adjustments would significantly alter the relationship between capitalized costs and proved reserves of oil and gas attributable to a cost center."

Note 13 - Supplemental Oil and Gas Information - Unaudited, page
50

2. We have considered the revision you made in response to prior comment 10 and are unable to determine whether or not your presentation complies with the computational requirements of paragraph
30(b) of SFAS 69. Please confirm that your calculation of future development and production costs were made based on year-end costs.
If true, revise your disclosure in future filings or otherwise advise.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Jennifer Goeken at (202) 551-3721 or Jill
Davis,
Branch Chief, at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters. Please contact Carmen Moncada-Terry at (202) 551-3687 or, in her absence, the undersigned at (202) 551-3745 with any other questions.


      	Sincerely,


      					H. Roger Schwall
      Assistant Director

cc: 	B. Brown
      C. Moncada-Terry
      J. Goeken
      J. Davis
Mr. G. Brian Lloyd
Blue Dolphin Energy Company
July 12, 2005
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